SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Franchise Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35180X 105

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

April 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,005,353
	8	SHARED VOTING POWER
2,617,109
	9	SOLE DISPOSITIVE POWER
2,005,353
	10	SHARED DISPOSITIVE POWER
2,617,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,622,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.14%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
801,471
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
801,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
801,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.28%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
651,471
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
651,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
651,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.85%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
651,471
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
651,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
651,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.85%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,815,638
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,815,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,815,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.16%
14	TYPE OF REPORTING PERSON (See Instructions)
BD

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.43%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.43%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

This Amendment No. 4 (the “Amendment”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2018, as amended by Amendment No. 1 filed on August 9, 2018, Amendment No. 2 filed on July 12, 2019 and Amendment No. 3 filed on October 28, 2019 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Franchise Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(3)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(4)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of hedge funds.

(5)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

(6)	Dialectic Antithesis Partners, LP (“Dialectic”) is a Delaware limited partnership with a principal place of business located at 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business of Dialectic is investing in securities.

(7)	BR Dialectic Capital Management, LLC (“BR Dialectic”) is a Delaware limited liability company with a principal place of business located at 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business of BR Dialectic is serving as a general partner of hedge funds and acting as an exempt reporting advisor to various clients, including Dialectic.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds of Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

With respect to the Reporting Persons, all of the shares of Common Stock to which this Statement relates were purchased on behalf of such Reporting Persons using the investment capital of the respective Reporting Person.

The aggregate purchase price of the 4,622,462 shares of Common Stock beneficially owned by BRF was approximately $47,521,954.39 (excluding commissions).

From time to time, BRPLP, BRFBR and Dialectic may effect purchases of securities through margin accounts, and margin credit may be extended as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer, directly or through their affiliates, through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D other than as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time engage in discussions with management and the Board concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals concerning changes to the capitalization, capital allocation strategy, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 35,168,569 shares outstanding, which is the total number of shares outstanding as of April 1, 2020 based on information provided to BRF by the Issuer.

(a)

As of the date hereof, BRF beneficially owned directly 2,005,353 shares of Common Stock, representing 5.70% of the Issuer’s Common Stock, BRPLP beneficially owned directly 651,471 shares of Common Stock, representing 1.85% of the Issuer’s Common Stock, BRFBR beneficially owned directly 1,815,638 shares of Common Stock, representing 5.16% of the Issuer’s Common Stock, and Dialectic beneficially owned directly 150,000 shares of Common Stock, representing 0.43% of the Issuer’s Common Stock.

This Schedule 13D reports an aggregate of 4,622,462 shares of Common Stock owned by the Reporting Persons, representing 13.14% of the Issuer’s Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock it does not directly own.

(b)	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM, and BRF may be deemed to indirectly beneficially own the shares of Common Stock held by BRPLP.

BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock held by BRFBR.

BR Dialectic is a subsidiary of BRCM, a registered investment advisor, and is the general partner and investment manager of Dialectic. BRCM is a registered investment advisor and the parent company of BR Dialectic and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM, and BRF may be deemed to indirectly beneficially own the shares of Common Stock held by Dialectic.

As of the date hereof, each of BRPLP, BRPGP, BRCM, and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned directly by BRFBR.

As of the date hereof, each of Dialectic, BR Dialectic, BRCM, and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned directly by Dialectic.

As of the date hereof, BRF has the sole power to vote or direct the vote of, and to dispose, or direct the disposition of, the shares of Common Stock beneficially owned by BRF.

(c)	Reference is made to the transactions discussed in Item 6. There were no other transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following:

On April 1, 2020, certain Reporting Persons acquired beneficial ownership of shares of Common Stock, in the amounts and for the prices set forth in Schedule B, pursuant to Subscription Agreements with the Issuer. The forms of the Subscription Agreements are referenced as an exhibit hereto and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

Exhibit No.	Description
12.	Forms of Subscription Agreements (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Portfolio Manager

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer[1]	Chief Investment Officer of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher, Co-Chief Executive Officer and Director[2]	Co-Chief Executive Officer of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert D’Agostino, Director[3]	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

[1]	As of the close of business on the date hereof, Bryant R. Riley beneficially owned an aggregate of 168,637 shares of Common Stock, consisting of 1,804 restricted shares of Common Stock, 13,889 shares of Common Stock underlying currently exercisable stock options and 152,944 shares of Common Stock held by Mr. Riley as custodian for the benefit of certain of his family members, held jointly by Mr. Riley and his spouse and held by a trust of which Mr. Riley is the sole trustee. The restricted shares of Common Stock and stock options owned by Mr. Riley were awarded to him in his capacity as a director of the Issuer. The shares of Common Stock held by Mr. Riley as custodian for the benefit of certain of his family members and held jointly by Mr. Riley and his spouse were purchased with personal funds for approximately $1,600,000. The shares of Common Stock held by a trust of which Mr. Riley is the sole trustee were purchased with funds of the trust for approximately $1,000,000. On March 5, 2020, in his capacity as a director of the Issuer, Mr. Riley received RSUs representing the right to receive 4,839 shares of Common Stock. All of Mr. Riley’s RSUs were forfeited to the Issuer upon his resignation as a director of the Issuer on March 31, 2020. The shares of Common Stock held by Mr. Riley as custodian for the benefit of certain of his family members, held jointly by Mr. Riley and his spouse and held by a trust of which Mr. Riley is the sole trustee were purchased on April 1, 2020 pursuant to separate subscription agreements with the Issuer as follows: 83,424 of such shares were purchased for $12 per share and 69,520 of such shares were purchased for $23 per share. Mr. Riley has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him (other than the shares underlying his stock options) and has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by him (other than the shares underlying his stock options). Mr. Riley will have the sole power to vote and dispose of the shares of Common Stock underlying his stock options upon exercise and will have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock underlying his stock options upon exercise.

[2]	As of the close of business on the date hereof, Thomas J. Kelleher directly owned 25,000 shares of Common Stock. The aggregate purchase price of the 25,000 shares of Common Stock that were purchased by Mr. Kelleher with personal funds is approximately $425,000. Mr. Kelleher has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[3]	As of the close of business on the date hereof, Robert D’Agostino directly owned 17,647 shares of Common Stock. The aggregate purchase price of the 17,647 shares of Common Stock that were purchased by Mr. D’Agostino with personal funds is approximately $300,000. Mr. D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert L. Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Marian K. Walters, Director	U.S. Representative from California’s 45th Congressional District – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Kenneth Young, President[4]	President of B. Riley Financial, Inc. and Chief Executive Officer of B. Riley Principal Investments, LLC	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States

Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Daniel Shribman, Chief Investment Officer[5]	Director at Alta Equipment Group, Inc. Chief Investment Officer of B. Riley Financial, Inc., and President of B. Riley Principal Investments, LLC	299 Park Avenue, 7th Floor New York, NY 10171	United States

[4]	As of the close of business on the date hereof, Kenneth Young directly owned 1,804 restricted shares of Common Stock and beneficially owned 13,889 shares of Common Stock underlying currently exercisable stock options that were awarded to him in his capacity as a director of the Issuer. On March 5, 2020, in his capacity as a director of the Issuer, Mr. Young received RSUs representing the right to receive 4,839 shares of Common Stock. All of Mr. Young’s RSUs were forfeited to the Issuer upon his resignation as a director of the Issuer on March 31, 2020. Mr. Young has the sole power to vote and dispose of such restricted shares of Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such restricted shares of Common Stock. Mr. Young will have the sole power to vote and dispose of the shares of Common Stock underlying his stock options upon exercise and will have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock underlying his stock options upon exercise.
[5]	As of the close of business on the date hereof, Daniel Shribman directly owned 11,471 shares of Common Stock. The aggregate purchase price of the 11,471 shares of Common Stock that were purchased by Mr. Shribman with personal funds is approximately $195,000. Mr. Shribman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

Acquisitions of Shares of Common Stock Under Subscription Agreements

Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
4/1/2020	Purchase	96,257	$12	BRC Partners Opportunity Fund, L.P.
4/1/2020	Purchase	80,214	$23	BRC Partners Opportunity Fund, L.P.
4/1/2020	Purchase	185,598	$12	B. Riley FBR, Inc.
4/1/2020	Purchase	154,665	$23	B. Riley FBR, Inc.